Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF MARCH 28, 2013

DATE, TIME AND PLACE:  On March 28 2013, at 1:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The majority of elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY BY ATTENDEES:

In accordance with the powers attributed to it by the Corporate Bylaws, the Board of Directors approves the inclusion of the following matters for resolution of the Extraordinary General Meeting to be held on April 19, 2013 at 3:40 p.m. as convened by this Board on March 20, 2013:

1. The increase in the capital stock subscribed and paid in is proposed in the amount of R$ 15,000,000,000.00 (fifteen billion reais), increasing from R$ 45,000,000,000.00 (forty-five billion reais) to R$ 60,000,000.00 (sixty billion reais), through the capitalization of  amounts recorded in the Corporation’s Revenue Reserves – Statutory Reserve:

1.1. Bonus Shares at the rate of 10% (ten percent): the increase of capital will be effected with the issue of 457,093,610 (four hundred and fifty-seven million, ninety-three thousand, six hundred and ten) new book entry shares with no par value, being 228,928,640 (two hundred and twenty-eight million, nine hundred and twenty-eight thousand, six hundred and forty) common and 228,164,970 (two hundred and twenty-eight million, one-hundred and sixty-four thousand, nine hundred and seventy) preferred shares which shall be granted to holders of  shares in the form of bonus shares, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, the shares held as treasury stock also receiving the same bonus shares.

1.2. Purpose: to increase the liquidity of the shares due to the adjustment of the value of the price in the market, since the negotiation to a more accessible level combined with a larger  free float potentially generates more business and a higher financial volume which results in creation of stockholder value. The new issued shares shall be distributed free of charge and shall benefit stockholders proportionally to their participation in the stock already held prior to the granting of the bonus shares.

1.3. Dateline base: since the aforementioned decisions shall be contingent for their validity not only on the approval of the stockholders in the Extraordinary Stockholders Meeting but also the approval of the Central Bank of Brazil, the baseline date for the right to the bonus shares shall be announced to the market by the Corporation following the receipt of the aforementioned authorization. As a result, until the date, to be announced in due course, the shares shall continue to be traded with rights to the  bonus shares and only after this date shall the shares trade ex-bonus shares.
1.4. Negotiation: once these proposals are approved, the shares shall continue to be negotiated  with rights to the bonus shares until the baseline date described in the sub-item 1.3 above and the new shares shall be liberated for negotiation following approval of the Central Bank of Brazil and inclusion in the stockholders share position, to be the subject of an announcement to the market.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 2

1.5. Rights of the Bonus Shares: the new shares shall be entitled in full to the distribution of profits that may be declared following the date of inclusion of these shares in the stockholders’ share position  under the same terms as the Corporation’s preferred shares.

1.6. Dividends: the monthly dividends shall be maintained at R$ 0.015 per share such that the total amounts paid monthly by the Corporation to the stockholders shall be increased by 10% (ten percent), after the inclusion of the bonus shares in the  stockholding position. The minimum guaranteed dividend on the preferred shares shall also be maintained at 0.022 per shares.

1.7. Share Fractions: the bonus shares shall also be effected in whole numbers; remaining shares arising from share fractions shall be sold on the BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange and the resulting net value shall be made available to the stockholders, which as of the baseline date, were registered stockholders. The Corporation shall provide greater details on the said procedure in due course.

1.8. Cost of the Bonus Shares: the cost of bonus shares is R$ 32.816035209943 per share, for the purposes of the provision in Paragraph 1, Article 47 of the Normative Instruction of the Brazilian Internal Revenue Service 1,022 of April 5, 2010.

1.9. International Market: simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the United States market (ADR – American Depositary Receipt) and in the Argentine market (CEDEAR – Argentine Certificate of Deposit) shall also be entitled to 10% (ten percent) bonus shares such that the investors shall receive 1 (one) new ADR/CEDEAR for each lot of 10 (ten) ADRs/CEDEARs of which they are holders on the baseline date; thus the ADRs/CEDEARs shall continue to be traded in the proportion of  1 (one) preferred share of the Corporation for 1 (one) ADR/CEDEAR.

1.10. Amendment of Article 3 of the Corporate Bylaws: should the proposals be approved by the stockholders in the Extraordinary General Meeting to be held at 3:40 p.m., it is proposed to amend the Corporate Bylaws to incorporate the new makeup of the capital stock in the caption sentence to Article 3.

2. The  increase in the limit of the authorized capital stock is proposed in the same proportion as the bonus shares proposed herein so that the Corporation is authorized to increase the capital stock upon the resolution of the Board of Directors irrespective of statutory amendment up to the limit of 6,600,000,000 (six billion, six hundred million) of shares being 3,300,000,000 (three billion, three hundred million) of common shares and 3,300,000,000 (three billion three hundred million) of preferred shares. Currently, the Corporation is authorized to increase the capital stock upon resolution of the Board of Directors irrespective of statutory amendment up to the limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) of common shares and 3,000,000,000 (three billion) of preferred shares. Should the proposal be approved by the stockholders at the Extraordinary General Meeting, it is proposed to amend the Corporate Bylaws to include in its item 3.1, the new limit for authorized capital.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 3

3. The consolidation of the Corporate Bylaws is proposed in view of the amendments set forth in the preceding items as well as those approved by the Board of Directors at the meeting held on March 20, 2013, as shown in the Attachment to these minutes.

4. In the light of the matters herein proposed, the Board of Directors authorizes the republication by April 4, 2013 of the Convening Notice published on March 22, 2013 with respect to the Extraordinary General Meeting to be held on April 19, 2013 at 3:40p.m. in order to include the matters herein proposed for deliberation of the stockholders in the  Meeting.

5. It is proposed that the publication of the minutes of the Extraordinary General Meeting of April 19, 2013 be made omitting the names of the attending stockholders pursuant to Paragraph 2, Article 130 of Law 6.404/76.

CONCLUSION: With the work of the meeting concluded, these minutes, having been drafted, read and approved, were signed. São Paulo (SP), March 28, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho – Vice President; Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ATTACHMENT I
Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CORPORATE BYLAWS

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the city of São Paulo and state of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 60,000,000,000.00 (sixty billion reais), represented by 5,028.029,710 (five billion, twenty-eight million, twenty-nine thousand, seven hundred and ten) book entry shares, with no par value, being 2,518,215,040 (two billion, five hundred and eighteen million, two hundred and fifteen thousand and forty) common and 2,509,814,670 (two billion, five hundred and nine million, eight hundred and fourteen thousand, six hundred and seventy) preferred shares, the latter having no voting rights but with the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II - in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,600,000,000 (six billion, six hundred million) shares, being 3,300,000,000 (three billion three million ) common and 3,300,000,000 (three billion, three hundred million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.

3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of  Law 6,404/76, the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.
Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 5

3.5.
Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;

b)	decisions with respect to the management report and the Board of Officers’ accounts;

c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;

d)	appoint, elect and remove members of the Board of Directors;

e)
approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the  company;

f)	decide on retained profits or the constitution of reserves; and

g)	decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be the within the powers of the Board of Officers.

5.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

5.2.
Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 6

Article 6 - BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

6.1.	The positions of chairman of the Board of Directors and of Chief Executive Officer or principal executive of the corporation shall not be held by the same person.

6.2.
The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

6.3.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

6.4.
The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

6.5.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

6.6.
The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.7.	It is incumbent on the Board of Directors:

I	to establish the general guidelines of the company;

II.	to elect and remove from office the company’s Officers and establish their functions;

III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV -
to supervise the administration of the Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII.	to decide on budgets for results and for investments and respective action plans;

VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX -	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X.	to make decisions on payment of interest on stockholders’ equity;

XI.	to decide on buy-back operations on a non-permanent basis;

XII.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 7

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV.	to elect and remove the members of the Audit Committee and the Compensation Committee;

XV.	to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI.
to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII.	to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of recognized competence and outstanding knowledge, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.
Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 8

7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.
The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to receive his/her compensation for the function performed as a member of the latter body.

7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.

8.1.	The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.

8.1.1.
The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.

8.1.2.
The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

8.1.3.
The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

8.2.	It is incumbent on the Compensation Committee to:

I.
prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II.	supervise the implementation and operating of the compensation policy for the company’s members of management;

III.	review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 9

IV.	propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V.	evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI.
examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII.
ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3.921/2010.

8.3.	The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

8.4.
The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.

8.5.
At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.

Article 9 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

9.1.
The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.

9.2.
In the case of absence or incapacity of any Officer, the Board of Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.

9.3.	Should any position become vacant, the Board of Directors may designate an Officer to act as deputy in order to complete the term of office of the substituted Officer.

9.4.	The Officers will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

9.5.
A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Executive Officers, for those who are already 60 (sixty) on the date of the election.

Article 10 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

10.1.
Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.7., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 10

10.2.
The company may be represented, jointly, (i) by an Officer and an Attorney-in- Fact, or (ii) by two Attorneys-in-Fact. Outside the domain of the company’s registered offices, representation may be made in isolation by an Attorney-in-Fact, with specific powers. In the appointment of Attorneys-in-Fact, the company shall be represented by two Officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.

10.3.
It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

10.4.	The Executive Vice Presidents and the Executive Officers are responsible for the management of the banking operations.

10.5.	It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.

Article 11 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 12 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 13 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

13.1.	before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

13.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)
the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

13.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 11

Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

14.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 15 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Investees.

15.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d)	originating from the credits corresponding to interim dividend payments (item 14.1).

15.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

15.3.
Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

15.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

15.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 28, 2013	Fls. 12

Article 16 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.

Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).

________________________________________